Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TELUS CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	4812	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No., if applicable)

21st Floor, 3777 Kingsway

Burnaby, British Columbia V5H 3Z7, Canada
(604) 432-4546
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 590-9200
(Name, address and telephone number of agent for service in the United States)

Copies to:

Phyllis G. Korff Richard B. Aftanas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square, New York, NY 10036 (212) 735-3000	Audrey T. Ho TELUS Corporation 21st Floor, 3777 Kingsway, Burnaby, British Columbia V5H 3Z7, Canada (604) 432-4546	Sheila A. Murray Blake, Cassels & Graydon LLP Commerce Court West 199 Bay Street, Toronto, Ontario M5L 1A9, Canada (416) 863-2400	Alan Dean Davis Polk & Wardwell 450 Lexington Avenue, New York, NY 10017 (212) 450-4000	David S. Kauffman Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036 (212) 395-6174	Robert W.A. Nicholls Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9, Canada (416) 869-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

British Columbia, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A. ☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☒	at some future date (check appropriate box below):

1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Security	Offering Price	Registration Fee

Non-Voting Shares (including the associated Series B Rights) (1)	24,942,368	U.S.$25.93 (2)	U.S.$ 646,755,602.24 (2)	U.S.$ 81,943.93

Common Shares (including the associated Series A Rights) (3)	48,551,972	U.S.$27.80 (4)	U.S.$1,349,744,821.60 (4)	U.S.$171,012.67

Total	—	—	U.S.$1,996,500,423.84	U.S.$252,956.60

(1)	The Series B Rights are attached to, and trade with, the Non-Voting Shares. The value attributable to the rights, if any, is reflected in the market price of the Non-Voting Shares.

(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low sale prices of the Registrant’s Non-Voting Shares on the New York Stock Exchange on November 29, 2004.

(3)	The Series A Rights are attached to, and trade with, the Common Shares. The value attributable to the rights, if any, is reflected in the market price of the Common Shares.

(4)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low sale prices of the Registrant’s Common Shares on the Toronto Stock Exchange on November 29, 2004. Reflects the U.S. dollar equivalent of any such securities denominated in Canadian dollars based on an exchange rate of U.S.$1.00 = Cdn.$1.1846, the Noon Buying Rate on November 29, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus dated November 30, 2004

Subject To Completion

TELUS CORPORATION

48,551,972 Common Shares and 24,942,368 Non-Voting Shares

Verizon Canada Holdings Corporation, or “Verizon Canada” or the “Selling Shareholder,” a wholly-owned subsidiary of Verizon Communications Inc., or “Verizon,” owns 48,551,972 of our common shares, or “Common Shares,” and 24,942,368 of our non-voting shares, or “Non-Voting Shares” and together with the Common Shares, the “Offered Shares,” and is selling all of the Offered Shares in this offering. We are not selling any shares in this offering and we will not receive any proceeds from the sale of our Offered Shares by the Selling Shareholder.

Our Common Shares and Non-Voting Shares are listed for trading on the Toronto Stock Exchange under the symbols “T” and “T.NV.”, respectively, and the Non-Voting Shares are listed for trading on the New York Stock Exchange under the symbol “TU.” On November 29, 2004, the closing price of our Common Shares on the TSX was C$32.95, and the closing price of our Non-Voting Shares on the TSX and the NYSE was C$30.55 and U.S.$25.71, respectively.

Investing in our Common Shares and Non-Voting Shares involves risks. See “Risk Factors” on page 15 of this prospectus.

This offering is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the acquisition of the Common Shares and Non-Voting Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

The securities offered pursuant to this prospectus have not been approved or disapproved by the United States Securities and Exchange Commission or any United States state securities commission nor has the United States Securities and Exchange Commission or any United States state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price per	Price per
	Common Share(1)	Non-Voting Share(1)	Total(2)

Public offering price	U.S.$	U.S.$	U.S.$
Underwriting commission	U.S.$	U.S.$	U.S.$
Proceeds, before expenses, to the Selling Shareholder	U.S.$	U.S.$	U.S.$

(1)	The public offering price for Offered Shares offered in the United States is payable in U.S. dollars, except as may be otherwise agreed by the underwriters and the public offering price for Offered Shares offered in Canada and elsewhere outside the United States is payable in Canadian dollars. The U.S. dollar amount is the approximate equivalent of such Canadian dollar amount based on the prevailing U.S.-Canadian dollar exchange rate on the date of the Underwriting Agreement referred to under “Plan of Distribution”. See “Plan of Distribution.”

(2)	Before deducting expenses of the offering, estimated to be U.S.$ , which, together with the underwriters’ fee, will be paid by the Selling Shareholder. We will not receive any proceeds from the sale of the Offered Shares by the Selling Shareholder.

The Offered Shares are offered, subject to prior sale, if, as and when sold and delivered by the Selling Shareholder and accepted by the underwriters. The Offered Shares will be ready for delivery on or about                     , 2004.

Joint Book-Running Managers

Merrill Lynch & Co.	Morgan Stanley	RBC Capital Markets

The date of this prospectus is                , 2004.

FORWARD-LOOKING STATEMENTS

      This short form prospectus, together with the documents incorporated herein by reference, contain statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require TELUS to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; share repurchase implementation; restructuring costs; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS’ reports, comprehensive public disclosure documents, and in other filings with securities regulatory authorities in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov). TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this short form prospectus and in the documents incorporated by reference herein. Unless the context otherwise indicates, references in this short form prospectus to “TELUS” or the “Corporation” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated. For information purposes, the Bank of Canada noon Canada/ United States dollar exchange rate as at December 31, 2002 was C$1.00 = U.S.$0.6331, as at December 31, 2003 was C$1.00 = U.S.$0.7738, as at September 30, 2004 was C$1.00 = U.S.$0.7912 and as at November 29, 2004 was C$1.00 = U.S.$0.8439.

TELUS CORPORATION

Overview

      TELUS is the largest telecommunications company in western Canada and the second largest telecommunication company in Canada, providing a full range of telecommunications products and services. The Corporation earns the majority of its revenue (voice local, voice contribution, voice long distance, data and mobility network revenue) from access to, and usage of, the Corporation’s telecommunication infrastructure. The majority of the balance of the Corporation’s revenue (other revenue and mobility equipment revenue) arises from providing products that facilitate access to, and usage of, the Corporation’s telecommunication infrastructure.

      The consolidated total assets, revenues, EBITDA (earnings before interest, taxes, depreciation and amortization, calculated as operating revenues less operations expenses less restructuring and work force reduction costs) and net income of TELUS as at and for the nine months ended September 30, 2004 were $17.6 billion, $5.6 billion, $2.3 billion and $430 million, respectively.

      TELUS provides its communications services through two business segments. The wireline business segment is operated in TELUS Communications and the wireless business segment is operated in TELUS Mobility.

      TELUS Communications provides comprehensive local and long distance wireline services, data services, Internet access and information technology outsourcing principally in British Columbia, Alberta, central Canada, and eastern Québec.

      TELUS Mobility is a major Canadian facilities-based wireless service provider with approximately 3.75 million subscribers and with networks covering a population of 29.7 million as at September 30, 2004. The business of TELUS Mobility includes the provision of digital Personal Communications Services (“PCS”), Enhanced Specialized Mobile Radio (“ESMR”), wireless Internet, cellular and paging services.

Business Strategy

      The strategic imperatives for TELUS are:

•	building national capabilities across data, IP, voice and wireless;

•	providing integrated solutions that differentiate TELUS from its competitors;

•	partnering, acquiring and divesting to accelerate the implementation of its strategy and focus its resources on core business;

•	focusing relentlessly on the growth markets of data, Internet Protocol (“IP”) and wireless;

•	going to market as one team, under a common brand, executing a single strategy; and

•	investing in internal capabilities to build a high-performance culture and efficient operation.

Business Units

      TELUS provides a full range of communications services including voice and data communications, which are carried over both wireline and wireless networks. For the year ended December 31, 2003, TELUS’ two business segments, TELUS Communications and TELUS Mobility, generated revenues and EBITDA as set forth below:

	TELUS
	Communications		TELUS Mobility		Consolidated Total

	(millions of Canadian dollars unless noted otherwise)
Revenue	$4,786	67%	$2,360	33%	$7,146	100%
EBITDA (1)	$2,001	71%	$815	29%	$2,816	100%

(1)	See footnote (1) on page 11.

TELUS Communications

      TELUS Communications provides comprehensive local and long distance wireline services, data services, Internet access, and information technology outsourcing, principally in British Columbia, Alberta, central Canada, and eastern Québec.

      The following table sets forth certain statistical information with respect to the TELUS Communications business segment:

	As at
	September 30,

	2004	2003

	(000’s)
Residential network access lines	3,058	3,099
Business network access lines	1,759	1,784

Total network access lines	4,817	4,883
High-speed Internet subscribers	655	516
Dial-up Internet subscribers	293	334

Total Internet subscribers	948	850

      TELUS Communications is a full-service incumbent local exchange carrier (“ILEC”) in western Canada and eastern Québec offering local, long-distance, data, Internet and other services to consumers and businesses. It is a competitive local exchange carrier (“CLEC”) offering services primarily in central Canada through its non-incumbent or non-ILEC operations. On a combined basis, the services of TELUS Communications accounted for revenue of $3,560 million for the nine months ended September 30, 2004, representing approximately 63% of the total revenue of TELUS for such nine month period.

      Local wireline services allow customers to complete calls in their local calling areas and to access long distance networks, wireless networks and the Internet. Virtually all homes and businesses in the TELUS Communications incumbent service areas have access to some or all of its local services. In addition to local calling, local services generally include enhanced calling features, such as: call display, call waiting, call forwarding and voice mail; Centrex for business customers; public pay telephones; and competitive long distance carrier access. Local access or exchange service is the largest component of local wireline service, and is generally provided on a monthly flat rate basis.

      CLECs operating in Canada provide service to their customers over facilities they have constructed or leased from ILECs in a given region or by reselling the local services of the ILECs (e.g. TELUS Communications). CLECs that use their own facilities or facilities leased from TELUS Communications are eligible to receive a subsidy when they provide service to residential customers living in areas where TELUS Communications, as an ILEC, receives a subsidy.

      TELUS Communications is competing outside its incumbent territories as a non-dominant carrier and has obtained approval to operate as a CLEC in certain targeted markets in central Canada where it concentrates on providing business wireline services.

      TELUS Communications provides both “traditional” data services and “enhanced” data services. Traditional data services include circuit switched, packet switched and dedicated private lines. Enhanced data services provide greater functionality to the customer, allowing a customer to compress their telecommunications applications onto a single infrastructure. The major enhanced data services offered by TELUS Communications are Internet access, private Intranets, wide area network outsourcing and electronic commerce. Customers may choose from a wide range of data services to suit the complexity of their requirements, including required speed and volume.

      TELUS Communications is the second largest Internet service provider in Alberta and British Columbia and is the third largest wireline Internet service provider in Canada. As at September 30, 2004, TELUS had 947,600 Internet subscribers, including 654,900 asymmetrical digital subscriber line (“ADSL”) high-speed subscribers. TELUS Communications has seen an increase in the use of data services such as business Intranets by business customers and in the use of personal computer and Internet access by residential customers. TELUS also offers a range of broadcast, teleconferencing and advanced intelligent network services — services that can be customized to meet the specific needs of individual customers through software changes to network switches. These services include special number services such as toll free 1-800 and 1-900 and enhanced call routing.

      TELUS Communications provides businesses with IT services such as IT outsourcing, application development and sustainment and national IT consulting. As a leader in Web hosting services, TELUS Communications also offers managed hosting, co-location including shared Web and e-mail hosting services, media streaming, data storage and security services. In addition, TELUS Communications offers managed applications services and software such as online backup Web conferencing, expense management, customer relationship management and sales force automation. These services are available across Canada and can be enhanced by connection with TELUS Communications’ infrastructure through points of presence throughout Alberta and British Columbia, Winnipeg, Regina, Saskatoon, and 38 cities in Ontario and Québec.

      TELUS Communications’ network includes the Alberta and British Columbia portion of the transcontinental high density fibre optic transmission system used by the various ILECs across Canada. As part of TELUS’ national strategy, TELUS Communications has also built its own national inter-city fibre optic backbone network that interconnects the network in Alberta and British Columbia with major centres in Ontario and Québec. This fibre optic network commenced operations in 2001, and is supplemented by new local fibre optic networks in 30 CLEC metropolitan areas. TELUS Communications’ network also interconnects with the networks of Verizon and other carriers in the U.S. for the exchange of U.S. and international traffic.

      TELUS Communications started migrating toll voice traffic onto its Next Generation Network (“NGN”) in July 2003, beginning the transformation of the TELUS network to a single IP network designed to carry high quality voice, data and video applications. The NGN provides TELUS with a competitive advantage in the business marketplace by becoming the first major incumbent telecommunications provider to provide this service. For business customers, TELUS provides a full suite of IP-based advanced application services and the ability to integrate voicemail, e-mail, data and video through a user-friendly online web portal.

TELUS Mobility

      TELUS Mobility is a major Canadian facilities-based wireless service provider and offers a number of wireless services nationally as well as various services on a regional basis. TELUS Mobility is licensed to operate a national digital Personal Communication Services (“PCS”) network and analogue/ digital cellular facilities in Alberta, British Columbia, and eastern Québec. Its national PCS wireless network utilizes 1X, code division multiple access (“CDMA”) digital technology. TELUS Mobility also operates Canada’s only national Enhanced Specialized Mobile Radio (“ESMR”) network.

      The following table sets forth certain statistical information with respect to the TELUS Mobility business segment:

	As at
	and for the
	three months ended
	September 30,

	2004	2003

	(000’s)
Subscribers — postpaid	3,096	2,691
Subscribers — prepaid	654	574

Subscribers — total	3,750	3,265

Subscribers net additions — postpaid	115	76
Subscribers net additions — prepaid	21	24

Subscribers net additions — total	136	101
Churn per month (%)	1.34%	1.38%
ARPU ($)	$62	$60

      TELUS Mobility offers wireless voice and data services to consumers and businesses nationally on both the ESMR and the PCS/cellular networks, and competes principally with two other major carriers in Canada. TELUS Mobility is also a leading wireless communications service provider in Canada in terms of average monthly revenue per subscriber unit (“ARPU”), churn, and operating cash flow growth based on publicly available information. For the nine months ended September 30, 2004, TELUS Mobility accounted for revenue of $2,056 million, representing approximately 37% of the total revenue of TELUS for such nine month period.

      In 2001, TELUS Mobility entered into certain roaming/ resale agreements, which extended and enhanced then existing roaming and resale arrangements by, among other things, reducing the wholesale pricing for such services, to encourage the use of existing CDMA networks. The implementation of these agreements in 2002 expanded TELUS Mobility’s addressable PCS market by close to 7 million people, while allowing TELUS Mobility to avoid estimated capital expenditures of approximately $800 million over the 10-year term of the agreements. In 2002, these roaming and resale agreements were amended to include 1X network services. As of September 30, 2004, TELUS Mobility’s national digital networks covered approximately 22.4 million Canadians and, including roaming and resale agreements, 29.7 million Canadians.

      TELUS Mobility owns and operates a national digital PCS network, and analogue and digital cellular networks in Alberta, British Columbia, and eastern Québec, with 40 to 45 MHz of spectrum throughout all major population regions of Canada. TELUS Mobility has commenced building significant microwave facilities in order to reduce future costs. TELUS Mobility has combined these networks under one national brand. Substantially all of TELUS Mobility’s digital subscribers are provided extended coverage in Canada, the U.S. and various other countries through analogue and digital roaming arrangements with other carriers by means of dual-mode or tri-mode, dual-band handsets.

      TELUS Mobility also owns and operates an ESMR digital wireless business communications service under the MikeTM trademark using the integrated digital enhanced network technology. The Mike network covers the larger population centers and surrounding areas in Alberta, British Columbia, Manitoba, Ontario and Québec (including Montréal and Toronto), and many non-urban areas in Ontario, Québec and western Canada. The Mike network utilizes frequencies in the 800 MHz range which have propagation advantages over higher frequencies such as those used in digital 1900 MHz PCS networks, resulting in more cost effective geographic coverage. While the amount of 800 MHz spectrum licensed to TELUS Mobility varies by region, TELUS Mobility has in excess of 10 MHz of spectrum available for its Mike network in Montréal, Toronto and Vancouver, Canada’s three most populous metropolitan areas. The Mike service is marketed primarily through independent and corporate-owned dealers to businesses and other organizations as a digital PCS-like service with the added unique benefit of Mike’s Direct ConnectTM functionality, which provides low-cost instant connectivity for work groups. TELUS Mobility also operates analogue specialized mobile radio systems in most major urban centres in Canada. TELUS Mobility operates paging networks in Alberta, British Columbia, and eastern Québec.

Recent Developments

Background to the Offering

      The Selling Shareholder is prohibited from selling its shares in TELUS without the approval of a majority of the Independent Directors of TELUS (the “Independent Directors”) by virtue of the terms of a Long-Term Relationship Agreement (the “LTR Agreement”) dated January 1, 1999 made among TELUS, the Selling Shareholder (as successor to Anglo-Canadian Telephone Company) and GTE Corporation, another subsidiary of Verizon, if, as a result of such sale, the Selling Shareholder will own directly or indirectly less than 19.9% of the outstanding shares in TELUS (the “Share Sale Prohibition Right”). At a meeting of the TELUS Board of Directors held on May 31, 2004, the Selling Shareholder (and Verizon) requested approval from the Independent Directors to sell the Offered Shares. Verizon indicated that it desires to divest the TELUS investment as part of its ongoing strategy of divesting selected international investments while it focuses on core business growth opportunities such as broadband and wireless.

      Between June and November 2004, TELUS and Verizon held preliminary discussions to explore the terms upon which such a sale could occur and the optimal business relationship between the parties following any such sale. On October 26, 2004, the Independent Directors considered and outlined the parameters upon which they would approve any such sale and directed TELUS Management to complete negotiations with Verizon within such parameters. The parties reached agreement on November 30, 2004 and the Board of Directors of Verizon also approved such agreement on November 30, 2004 and, by consent resolutions dated as of November 29, 2004, the Independent Directors and the Board of Directors of TELUS approved the cancellation of the Share Sale Prohibition Right.

      As at November 30, 2004, the Corporation agreed to cancel and extinguish the Share Sale Prohibition Right so that the sale of the Offered Shares may proceed as contemplated in this short form prospectus, on the terms set forth in a Framework Agreement between TELUS and Verizon dated November 30, 2004, the key terms of which are summarized below:

•	the sale must be for all of the Offered Shares and must be completed by December 31, 2004, failing which the Share Sale Prohibition Right will remain in existence and effect and Verizon will reimburse to TELUS all expenses incurred by TELUS in connection with the share sale process;

•	Verizon will pay to TELUS the sum of U.S.$125 million upon the announcement of the Offering, which is non-refundable other than in limited circumstances involving a default by TELUS;

•	the LTR Agreement will end concurrently with the Closing; and

•	Verizon and TELUS will continue their business relationship, with certain adjustments to reflect changes in their business requirements since the alliance was first established in 1999. These adjustments will be reflected in an amendment to the Amended and Restated Software and Related Technology and Services Agreement dated January 1, 2001, as amended, among TELUS, Verizon and GTE Corporation (the “SRT”), and in the amendment or termination of certain collateral business agreements. The key amendments to the SRT are as follows:

•	TELUS will continue to have the exclusive rights in Canada to the Verizon trademarks, and software and technology acquired prior to Closing, for the provision of Telecommunications Services in Canada (as defined in the SRT), but not to any other Verizon trademarks or software and technology or certain purchasing rights, with a corresponding reduction in annual fees payable from U.S.$82 million to U.S.$4 for the years 2005 to 2008;

•	Verizon is required to continue to provide upgrades and support on the software and technology licensed to TELUS;

•	TELUS and Verizon remain committed to using each other’s cross-border services where capabilities and customer requirements permit;

•	TELUS is released from its obligation not to compete against Verizon in the United States; and

•	the term of the SRT, which is presently renewable annually at TELUS’ sole option and has been renewed for the 2005 calendar year, will be extended to December 31, 2008.

      On November 29, 2004, TELUS Mobility and Verizon Wireless expanded their current roaming arrangements under a consolidated long-term roaming agreement to improve each other’s ability to provide more consistent and comprehensive roaming services to each other’s customers.

Operational Efficiency Program

      In 2003 and 2004, TELUS undertook a variety of operational efficiency activities and achieved its goal of interim improvement of the profitability of TELUS Communications, through the reduction of positions, closure and consolidation of customer contact centres in its ILEC region, rationalization of information technology resources and in the merging of two customer-facing business units. In 2005 and subsequent years, TELUS Communications will continue to undertake initiatives aimed at improving operating and capital productivity. Activities underway and initiatives being explored could result in the Corporation incurring expenditures in the range of $50 million in 2004 and $100 million in 2005.

Normal Course Issuer Bid

      In accordance with its announcement made on October 29, 2004, TELUS intends to file, following the announcement of the Offering and subject to regulatory approval, a notice of intention to commence a normal course issuer bid to purchase up to 25.5 million of its issued and outstanding shares (14 million Common Shares and 11.5 million Non-Voting Shares) over a one year period.

THE OFFERING

Offering:	48,551,972 Common Shares and 24,942,368 Non-Voting Shares to be sold by Verizon Canada.

Use of Proceeds:	The Corporation will not receive any proceeds of the Offering.

Ownership by Verizon Communications:	Verizon Canada beneficially owns 48,551,972 of the Common Shares and 24,942,368 of the Non-Voting Shares, representing approximately 25.1% and 15.1% of the outstanding Common Shares and Non-Voting Shares, respectively, at November 25, 2004 (20.5% on a combined basis). Verizon Canada intends to sell all of such Common Shares and Non-Voting Shares in this Offering.

Stock Symbols:	The Common Shares are listed for trading on the Toronto Stock Exchange under the symbol “T” and the Non-Voting Shares are listed for trading on the Toronto Stock Exchange and New York Stock Exchange under the symbols “T.NV” and “TU”, respectively.

Dividend Policy:	TELUS has declared a quarterly dividend of $0.20 per Common Share and Non-Voting Share payable on January 1, 2005 to shareholders of record on December 10, 2004. Purchasers of Offered Shares in this Offering will not be eligible to receive the January 2005 dividend. The January 2005 dividend represents an increase from the $0.15 per share dividend declared in the prior quarter.

Restrictions on Ownership and Voting:	As required by the Telecommunications Act (Canada), the Corporation’s articles contain restrictions on the number of Common Shares that any shareholder may own, and provide the Corporation and its directors with powers to enforce these restrictions, including the ability to suspend voting rights. Purchasers should refer to the section of this short form prospectus entitled “Description of Share Capital – Ownership and Voting Restrictions”.

SUMMARY FINANCIAL INFORMATION

      The following table sets forth selected consolidated financial and operating information as at and for the nine months ended September 30, 2004 and 2003 and as at and for the years ended December 31, 2003 and 2002.

      The selected consolidated financial information has been derived from the Corporation’s unaudited interim consolidated financial statements and its audited annual consolidated financial statements for the periods indicated. Deloitte & Touche LLP, Chartered Accountants, audited the consolidated financial statements as at and for the years ended December 31, 2003 and 2002, and their report dated February 2, 2004 except as to Note 16(c), which is as of February 12, 2004, is incorporated by reference in this short form prospectus.

      TELUS’ consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, TELUS’ consolidated financial statements incorporated by reference in this short form prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. For a discussion of the principal differences between TELUS’ financial results as calculated under Canadian GAAP and under U.S. GAAP, investors should refer to Note 22 of TELUS’ audited annual consolidated financial statements as at and for the years ended December 31, 2003 and 2002, Note 20 of TELUS’ consolidated financial statements as at and for the nine months ended September 30, 2004 and 2003 and Supplemental United States GAAP Disclosures for the three-month and nine-month periods ended September 30, 2004 and 2003 (unaudited), and the years ended December 31, 2003 and 2002, which are incorporated by reference in this short form prospectus.

      Investors should read this information in conjunction with TELUS’ audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002, management’s discussion and analysis for the year ended December 31, 2003, TELUS’ unaudited consolidated financial statements as at September 30, 2004 and for the nine months ended September 30, 2004 and 2003 and management’s discussion and analysis for the nine months ended September 30, 2004, all of which are incorporated by reference in this short form prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002

	(millions of Canadian dollars unless noted otherwise)
Income Statement Data:
Amounts under Canadian GAAP
Operating Revenue	$5,616.3	$5,320.4	$7,146.0	$7,006.7
Operating Expenses
Operations	3,259.5	3,175.3	4,301.9	4,488.1
Restructuring and workforce reduction costs	32.8	12.1	28.3	569.9
Depreciation	969.5	949.5	1,272.9	1,213.7
Amortization of intangible assets	256.1	278.9	379.9	356.6

Operating Income	1,098.4	904.6	1,163.0	378.4

Income (Loss) Before Taxes and Non-Controlling Interest	637.9	409.2	500.4	(279.6)
Net Income (Loss)	430.2	276.6	324.4	(235.8)
Income (Loss) per Common Share and Non-Voting Share
Basic	$1.20	$0.79	$0.92	$(0.75)
Diluted	$1.19	$0.78	$0.91	$(0.75)
Amounts under U.S. GAAP
Net Income (Loss)	401.6	285.8	329.0	(1,925.9)
Statement of Cash Flow Data:
Cash flow provided by operating activities before changes in working capital	1,816.6	1,638.5	2,120.7	1,461.8
Cash flow provided by operating activities	1,924.3	1,724.0	2,144.0	1,741.0
Capital expenditures	(975.6)	(817.3)	(1,252.7)	(1,697.9)
Balance Sheet Data:
Amounts under Canadian GAAP
Cash and cash equivalents	622.2	102.3	6.2	—
Total assets	17,643.3	17,459.9	17,477.5	18,219.8
Long-term debt (including current portion)	6,518.0	7,061.3	6,830.9	8,527.4
Shareholders’ equity	6,828.5	6,493.7	6,521.2	6,292.9
Amounts under U.S. GAAP
Total assets	19,850.0	19,765.8	19,764.4	20,648.7
Long-term debt (including current portion)	6,527.2	7,081.9	6,849.5	8,555.2
Shareholders’ equity	8,197.4	7,995.3	7,964.7	7,936.8
Other Financial Data:
EBITDA (1)	2,324.0	2,133.0	2,815.8	1,948.7

(1)	EBITDA is calculated as operating revenues less operations expense less restructuring and workforce reduction costs. The Corporation reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Corporation also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost, and without regard to restructuring and workforce reduction costs, which can be transitional in nature. EBITDA is not a calculation based on Canadian GAAP or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Corporation’s performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by others.

The following table provides a reconciliation of EBITDA from net income:

	Nine Months Ended		Year Ended
	September 30,		December 31,

	2004	2003	2003	2002

	(millions of Canadian dollars)
Net income	$430.2	$276.6	$324.4	$(235.8)
Add (deduct)
Depreciation	969.5	949.5	1,272.9	1,213.7
Amortization of intangible assets	256.1	278.9	379.9	356.6
Other (income) expense	—	19.8	23.3	42.7
Financing costs	460.5	475.6	639.3	615.3
Income taxes (recovery)	204.7	129.9	172.7	(46.9)
Non-controlling interest	3.0	2.7	3.3	3.1

EBITDA	$2,324.0	$2,133.0	$2,815.8	$1,948.7

Segmented Financial Information

	Nine Months Ended		Year Ended
	September 30,		December 31,

	2004	2003	2003	2002

	(millions of Canadian dollars)
Income Statement Data:
Operating Revenue
TELUS Communications	$3,560.0	$3,604.0	$4,786.4	$4,989.3
TELUS Mobility	2,056.3	1,716.4	2,359.6	2,017.4

Total Operating Revenue	$5,616.3	$5,320.4	$7,146.0	$7,006.7

EBITDA (1)
TELUS Communications	$1,466.5	$1,507.6	$2,000.4	$1,420.4
TELUS Mobility	857.5	625.4	815.4	528.3

Total EBITDA (1)	$2,324.0	$2,133.0	$2,815.8	$1,948.7

Statement of Cash Flow Data:
Capital Expenditures
TELUS Communications	$743.5	$589.8	$892.8	$1,238.2
TELUS Mobility	232.1	227.5	359.9	459.7

Total Capital Expenditures	$975.6	$817.3	$1,252.7	$1,697.9

(1)	See footnote (1) on page 11 of this short form prospectus.

TELUS CORPORATION

      TELUS was incorporated under the Company Act (British Columbia) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”) and is recognized under the successor to the Company Act, the Business Corporations Act (British Columbia). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and TELUS Corporation (“TC”), BCT acquired all of the shares of each of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation. TELUS maintains its registered office at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 and its executive office at Floor 8, 555 Robson Street, Vancouver, British Columbia, V6B 3K9.

      The only material subsidiaries of TELUS are TELUS Communications Inc. (“TCI”) and TELE-MOBILE COMPANY (“TELUS Mobility”), each owning assets which constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2003 and each generating sales and operating revenues which exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2003. TELUS owns 100 per cent of the voting shares in TCI directly, and 100 per cent of the partnership interests in TELUS Mobility indirectly.

      The following organization chart sets forth these TELUS subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership:

BUSINESS OF THE CORPORATION

      TELUS is the largest telecommunications company in western Canada and the second largest telecommunications company in Canada. TELUS is a leading Canadian telecommunications provider whose subsidiaries provide a full range of communication products and services. TELUS provides its communications services through two business segments: TELUS Communications and TELUS Mobility.

      TELUS Communications is a full-service incumbent local exchange carrier in western Canada and eastern Québec offering local, long-distance, data, Internet and other services to consumers and businesses. TELUS Communications provides comprehensive local and long distance wireline services, data, IP, and managed services, and telecommunications equipment sales nationally.

      TELUS Mobility is a national facilities-based wireless provider with approximately 3.75 million subscribers. The business of TELUS Mobility includes the provision of digital Personal Communications Services, Enhanced Specialized Mobile Radio services, wireless Internet and analogue cellular services. TELUS Mobility receives essential support for employee services, engineering, finance, information systems, legal, sales and marketing, operations, and regulatory from departments within TELUS Mobility.

      The consolidated total assets, revenues, EBITDA and net income of TELUS as at and for the nine months ended September 30, 2004 were $17.6 billion, $5.6 billion, $2.3 billion and $430 million, respectively.

RECENT DEVELOPMENTS

Background to the Offering

      The Selling Shareholder is prohibited from selling its shares in TELUS without the approval of a majority of the Independent Directors of TELUS (the “Independent Directors”) by virtue of the terms of a Long-Term Relationship Agreement (the “LTR Agreement”) dated January 1, 1999 made among TELUS, the Selling Shareholder (as successor to Anglo-Canadian Telephone Company) and GTE Corporation, another subsidiary of Verizon if, as a result of such sale, the Selling Shareholder will own directly or indirectly less than 19.9% of the outstanding shares in TELUS (the “Share Sale Prohibition Right”). At a meeting of the TELUS Board of Directors held on May 31, 2004, the Selling Shareholder (and Verizon) requested approval from the Independent Directors to sell the Offered Shares. Verizon indicated that it desires to divest the TELUS investment as part of its ongoing strategy of divesting selected international investments while it focuses on core business growth opportunities such as broadband and wireless.

      Between June and November 2004, TELUS and Verizon held preliminary discussions to explore the terms upon which such a sale could occur and the optimal business relationship between the parties following any such sale. On October 26, 2004, the Independent Directors considered and outlined the parameters upon which they would approve any such sale and directed TELUS Management to complete negotiations with Verizon within such parameters. The parties reached agreement on November 30, 2004 and the Board of Directors of Verizon also approved such agreement on November 30, 2004 and, by consent resolutions dated as of November 29, 2004, the Independent Directors and the Board of Directors of TELUS approved the cancellation of the Share Sale Prohibition Right.

      As at November 30, 2004, the Corporation agreed to cancel and extinguish the Share Sale Prohibition Right so that the sale of the Offered Shares may proceed as contemplated in this short form prospectus, on the terms set forth in a Framework Agreement between TELUS and Verizon dated November 30, 2004, the key terms of which are summarized below:

•	the sale must be for all of the Offered Shares and must be completed by December 31, 2004, failing which the Share Sale Prohibition Right will remain in existence and effect and Verizon will reimburse to TELUS all expenses incurred by TELUS in connection with the share sale process;

•	Verizon will pay to TELUS the sum of U.S.$125 million upon the announcement of the Offering, which is non-refundable other than in limited circumstances involving a default by TELUS;

•	the LTR Agreement will end concurrently with the Closing; and

•	Verizon and TELUS will continue their business relationship, with certain adjustments to reflect changes in their business requirements since the alliance was first established in 1999. These adjustments will be reflected in an amendment to the Amended and Restated Software and Related Technology and Services Agreement dated January 1, 2001, as amended, among TELUS, Verizon and GTE Corporation (the “SRT”), and in the amendment or termination of certain collateral business agreements. The key amendments to the SRT are as follows:

•	TELUS will continue to have the exclusive rights in Canada to the Verizon trademarks, and software and technology acquired prior to Closing, for the provision of Telecommunications Services in Canada (as defined in the SRT), but not to any other Verizon trademarks or software and technology or certain purchasing rights, with a corresponding reduction in annual fees payable from U.S.$82 million to U.S.$4 for the years 2005 to 2008;

•	Verizon is required to continue to provide upgrades and support on the software and technology licensed to TELUS;

•	TELUS and Verizon remain committed to using each other’s cross-border services where capabilities and customer requirements permit;

•	TELUS is released from its obligation not to compete against Verizon in the United States; and

•	the term of the SRT, which is presently renewable annually at TELUS’ sole option and has been renewed for the 2005 calendar year, will be extended to December 31, 2008.

      On November 29, 2004, TELUS Mobility and Verizon Wireless expanded their current roaming arrangements under a consolidated long-term roaming agreement to improve each other’s ability to provide more consistent and comprehensive roaming services to each other’s customers.

Operational Efficiency Program

      In 2003 and 2004, TELUS undertook a variety of operational efficiency activities and achieved its goal of interim improvement of the profitability of TELUS Communications, through the reduction of positions, closure and consolidation of customer contact centres in its ILEC region, rationalization of information technology resources and in the merging of two customer-facing business units. In 2005 and subsequent years, TELUS Communications will continue to undertake initiatives aimed at improving operating and capital productivity. Activities underway and initiatives being explored could result in the Corporation incurring expenditures in the range of $50 million in 2004 and $100 million in 2005.

Normal Course Issuer Bid

      In accordance with its announcement made on October 29, 2004, TELUS intends to file, following the announcement of the Offering and subject to regulatory approval, a notice of intention to commence a normal course issuer bid to purchase up to 25.5 million of its issued and outstanding shares (14 million Common Shares and 11.5 million Non-Voting Shares) over a one year period.

RISK FACTORS

      An investment in the Offered Shares involves certain risks, including those described in the “Risks and Uncertainties” sections of the Annual MD&A (as defined below), the Interim MD&A (as defined below) and the Management’s Discussion and Analysis for the three month period ended March 31, 2004 and the three month and six month periods ended June 30, 2004, each of which is being incorporated by reference herein. Investors should carefully consider these risks as well as the other information in this short form prospectus and the documents incorporated by reference herein before purchasing the Offered Shares.

CHANGES TO CONSOLIDATED CAPITALIZATION

      The following table sets forth the changes in share capital of the Corporation since December 31, 2003, the date of the comparative financial statements for the Corporation’s most recently completed financial year. There has been no material change in the loan capital of the Corporation since such date.

	330 days

Period ended November 25, 2004	Number of shares	Amount

		(millions)
Common Shares
Beginning of period	190,800,015	$2,349.1
Exercise of share options	127,283	3.0
Employees’ purchase of shares and dividends reinvested in shares	2,436,850	61.4

End of period	193,364,148	$2,413.5

Non-Voting Shares
Beginning of period	161,042,369	$3,296.6
Transitional amount for share-based compensation arising from share options	—	0.4

Adjusted opening balance	161,042,369	3,297.0
Exercise of warrants	174,796	6.5
Channel stock incentive plan and other	37,925	0.7
Exercise of share options	1,786,248	47.6
Dividend Reinvestment and Share Purchase Plan	1,741,881	39.0

End of period	164,783,219	$3,390.8

THE SELLING SHAREHOLDER

      Verizon beneficially owns, indirectly through Verizon Canada, 48,551,972 Common Shares and 24,942,368 Non-Voting Shares, representing approximately 25.1% and 15.1% of the outstanding Common Shares and Non-Voting Shares, respectively, as of November 25, 2004 (20.5% on a combined basis). The Common Shares and Non-Voting Shares were acquired by the Selling Shareholder on January 31, 1999 in connection with the merger of BC TELECOM and TELUS Corporation. Upon completion of the Offering, the Selling Shareholder will have sold all of its interest in the Corporation.

USE OF PROCEEDS

      The Offered Shares are being sold by the Selling Shareholder. The net proceeds from the sale of the Offered Shares, after deducting the Underwriters’ fee and the estimated expenses of the Offering, are estimated to be $               . All of the Offered Shares are currently beneficially owned by the Selling Shareholder and, accordingly, the net proceeds of this Offering will be received by the Selling Shareholder. The Corporation will not receive any proceeds of the Offering.

PLAN OF DISTRIBUTION

      Pursuant to an underwriting agreement dated as of December    , 2004 (the “Underwriting Agreement”) among the Selling Shareholder, Verizon, the Corporation and the Underwriters, the Selling Shareholder has agreed to sell the Offered Shares and the Underwriters have severally agreed to purchase the Offered Shares in accordance with the terms of the Underwriting Agreement.

      The offering price of the Offered Shares was determined by negotiation between the Selling Shareholder and the Underwriters with reference to the market price of the Common Shares and the Non-Voting Shares. The public offering price for the Offered Shares offered in Canada and elsewhere outside the United States is payable in Canadian dollars and the public offering price for the Offered Shares offered in the United States is payable in U.S. dollars, except as may otherwise be agreed by the Underwriters. The U.S. dollar amount is the approximate equivalent of the Canadian price of the Offered Shares being offered hereby determined based on the prevailing U.S.-Canadian dollar exchange rate on the date of the Underwriting Agreement. The Underwriters propose to offer the Offered Shares initially at the public offering prices on the cover page of this short form prospectus. After the

Underwriters have made a reasonable effort to sell all of the Offered Shares at the prices specified herein, the offering prices may be decreased, and further changed from time to time, and the compensation realized by the Underwriters will accordingly also be reduced. The Underwriting Agreement provides that the Selling Shareholder will pay to the Underwriters, in consideration for their services in connection with the Offering, an underwriters’ fee of C$               or U.S.$               per Common Share and C$               or U.S.$         per Non-Voting Share. Pursuant to the Underwriting Agreement, the Selling Shareholder will be responsible for TELUS’ expenses of the Offering.

      The closing of the Offering is expected to take place on or about December 14, 2004, or such other date as may be agreed upon, but in any event, no later than December 31, 2004, subject to compliance with all necessary legal requirements and subject to the conditions stipulated in the Underwriting Agreement.

      The Underwriting Agreement provides that the obligations of the Underwriters are several and are subject to certain conditions precedent. The Underwriting Agreement may be terminated on behalf of the Underwriters upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all of the Offered Shares if any of such Offered Shares are purchased under the Underwriting Agreement.

      This Offering is being made concurrently in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Underwriters may offer the Offered Shares outside the United States and Canada. Broker-dealer affiliates of certain of the Underwriters may sell the Offered Shares in Canada or the United States pursuant to applicable law. No sales will be effected in any province of Canada by any Underwriter not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province.

      The Corporation has agreed that it shall not for a period of 90 days after the closing of the Offering, without the prior written consent of the Underwriters, which consent is not to be unreasonably withheld, issue Non-Voting Shares, Common Shares or preferred shares of TELUS (collectively, “Equity Shares”) or securities convertible into or exercisable or exchangeable into Equity Shares other than: (i) the issuance of Non-Voting Shares upon conversion, redemption, repayment or repurchase of TELUS’ outstanding 6.75% convertible debentures; (ii) the issuance of Equity Shares in connection with the exercise of outstanding warrants and options, including options under the employee share option plans; (iii) the grant of options to directors, officers and employees of the Corporation and its subsidiaries in the ordinary course of business and in a manner consistent with current practices; (iv) the issuance of Equity Shares under TELUS’ employee share purchase plan; (v) the issuance of Equity Shares under TELUS’ dividend reinvestment plan; (vi) the issuance of Equity Shares under the TELUS Channel Stock Incentive Plan; (vii) the issuance of Equity Shares under the restricted stock unit plans of the Corporation; (viii) the issuance of Equity Shares under the TELUS Share Option and Compensation Plan; (ix) the issuance of Equity Shares under TELUS’ shareholder rights plan (the “Rights Plan”); and (x) any issuance pursuant to an acquisition, merger, consolidation or amalgamation transaction involving the Corporation and any corporation or corporations acting at arm’s length (as such term is used in the Tax Act) to the Corporation.

      The Selling Shareholder, Verizon and the Corporation have agreed to indemnify the Underwriters against certain liabilities, including liabilities under applicable securities legislation, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

      Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares or Non-Voting Shares. The foregoing restriction is subject to certain exceptions provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares or Non-Voting Shares, including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulations Services Inc. relating to market stabilization and passive market-making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution. Market stabilization activities are also subject to Regulation M under the U.S. Securities Exchange Act of 1934.

      In order to facilitate the offering of the Offered Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares and the Non-Voting Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. The Underwriters must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares or the Non-Voting Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Common Shares or Non-Voting Shares in the open market to stabilize the price of the Common Shares or Non-Voting Shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Offered Shares, if the syndicate repurchases previously distributed Offered Shares to cover syndicate short positions or to stabilize the price of the Common Shares or the Non-Voting Shares. These activities may raise or maintain the market price of the Common Shares or the Non-Voting Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares or the Non-Voting Shares. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

DESCRIPTION OF SHARE CAPITAL

      The Corporation is authorized to issue up to 1 billion shares of each class of first preferred shares, second preferred shares, Non-Voting Shares and Common Shares. Certain of the rights and attributes of the Common Shares and Non-Voting Shares are described below:

Priority

      The holders of Common Shares and Non-Voting Shares shall be entitled to participate equally with each other as to dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors of the Corporation out of monies properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares and Non-Voting Shares at the time outstanding as the Board of Directors of the Corporation may from time to time determine. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation which remain after payment to the holders of any shares ranking in priority to the Common Shares and Non-Voting Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution or winding-up or distribution, shall be paid and distributed equally, share for share, to the holders of the Common Shares and the Non-Voting Shares, without preference or distinction.

Voting Rights

      The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Corporation (other than separate meetings of the holders of shares of any other class of shares of the Corporation or any other series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. The holders of Non-Voting Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Corporation (other than at separate meetings of the holders of shares of any other class of shares of the Corporation or of shares of any other series of shares of any such other class of shares other than the Common Shares) and shall be entitled to receive all notices of meetings, information circulars and other written information from the Corporation that the holders of Common Shares are entitled to receive from the Corporation but not to vote at such general meetings, unless otherwise required by law.

Anti-Dilution

      Neither the Common Shares nor the Non-Voting Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Non-Voting Share Conversion Rights

      In the event an offer is made to purchase Common Shares that (i) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all of the holders of Common Shares who are in a province of Canada to which the requirement applies, and (ii) is not made concurrently with an offer to purchase Non-Voting Shares that is identical to the offer to purchase Common Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror (as defined in the articles of the Corporation), and in all other material respects, and that has no condition attached thereto other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Common Shares, then each outstanding Non-Voting Share shall be convertible into one fully paid and non-assessable Common Share at the option of the holder thereof exercisable during the period commencing on the eighth day after the date on which the offer to purchase Common Shares was made or deemed to be made and expiring on the expiry date of such offer.

      If the Canadian Telecommunication Common Carrier Ownership and Control Regulations made pursuant to the Telecommunications Act (Canada) (the “Telecommunications Regulations”) are changed so that there is no restriction on any non-Canadians (as defined in the Telecommunications Regulations) holding Common Shares of the Corporation, a holder of one or more Non-Voting Shares shall have the right, at his or her option, at any time after the date of change of the Telecommunications Regulations and prior to the closing of business 90 days thereafter (the “Regulatory Conversion Period”) to convert any one or more of such Non-Voting Shares into Common Shares on a one-for-one basis. If the Telecommunications Regulations are changed so that there is no restriction on any non-Canadians (as defined in the Telecommunications Regulations) holding Common Shares in the Corporation and following the Regulatory Conversion Period there are Non-Voting Shares still outstanding, all holders of Non-Voting Shares shall be deemed to have exercised their right to convert the Non-Voting Shares held by them into Common Shares upon receipt by all of the holders of written notice by the Corporation stating that the Corporation is requiring all holders to convert their Non-Voting Shares to Common Shares on the date specified in such notice.

Common Share Conversion Right

      The Corporation shall provide notice to each holder of Common Shares at least 10 days before the record date in respect of each general meeting of shareholders of the Corporation at which the holders of the Non-Voting Shares will be entitled to vote as a class. In such event and to the extent that, after taking into account the conversion, the class of persons, each of whom is a non-Canadian as defined in the Telecommunications Regulations (the “Constrained Class”), would continue to hold no more than the maximum number of Common Shares that may be owned and controlled by persons in the Constrained Class in accordance with the Telecommunications Regulations so that, when added to all other voting shares (as defined in the Telecommunications Regulations) owned or controlled by the Constrained Class, the Corporation will be and will continue to be a “qualified corporation” as defined in the Telecommunications Regulations, each outstanding Common Share shall be convertible into one Non-Voting Share on a one-for-one basis.

Ownership and Voting Restrictions

      Non-Canadian shareholders shall not beneficially own or control, other than by way of security only, more than 33 1/3% (or such other percentage as may then be prescribed by the Telecommunications Regulations as the percentage of voting shares that may be beneficially owned or controlled, other than by Canadians, in order for a corporation to be a “qualified corporation” as defined in the Telecommunications Regulations, provided that if no such percentage is prescribed the relevant percentage shall be deemed to be 100%) (the “Restricted Percentage”) of the issued and outstanding Common Shares of the Corporation (the “Non-Canadian Share Constraint”). In the event that it appears from the central securities register of the Corporation that, or in the event of a Directors’ determination (as provided for in the articles of the Corporation) that there is a contravention of the Non-Canadian Share Constraint: (a) the Corporation may pursuant to a Director’s determination make a public announcement, whether by press release, newspaper advertisements or otherwise, reasonably expected to inform the markets in which voting shares are traded of the contravention; and (b) the Corporation may refuse to (i) accept any subscription for voting shares from any non-Canadian, (ii) issue any voting shares to any non-Canadian,

(iii) register or otherwise recognize the transfer of any voting shares from any Canadian to any non-Canadian, or (iv) purchase or otherwise acquire any voting shares, except as provided in the articles of the Corporation.

      In the event of a Directors’ determination that there is a contravention of the Non-Canadian Share Constraint and that to do so would be practicable and would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons beneficially owning or controlling voting shares who are non-Canadians, the Corporation shall send a disposition notice to the registered holders of such of those voting shares as shall be chosen on the basis of inverse order of registration of all non-Canadians. The Corporation may, by Directors’ determination, suspend all rights of a shareholder to vote that would otherwise be attached to any voting shares beneficially owned, or controlled, by non-Canadians so that the proportion of the voting shares beneficially owned, or controlled, or considered by the Telecommunications Regulations to be beneficially owned, or controlled, by non-Canadians and with respect to which voting rights are not suspended is reduced to not more than the Restricted Percentage of the total issued and outstanding voting shares of the Corporation. Any disposition notice required to be sent to a registered holder of shares pursuant to the foregoing shall, among other things: (a) specify a date, which shall not be less than 60 days, after the date of the disposition notice, by which the excess voting shares are to be sold or otherwise disposed of or, if the Directors determine it to be in the interest of the Corporation to permit a conversion, converted into Non-Voting Shares; and (b) state that unless (i) the registered holder either sells or otherwise disposes of or converts the excess voting shares into Non-Voting Shares by the date specified in the disposition notice on a basis that does not result in any contravention of the Non-Canadian Share Constraint and provides to the Corporation written evidence satisfactory to the Corporation of such sale, other disposition or conversion, or (ii) provides written evidence satisfactory to the Corporation that no such sale, other disposition or conversion of excess voting shares is required, such default shall result in the consequence of suspension of voting rights and may result in a consequence of sale or conversion or repurchase or redemption and the disposition notice shall specify in reasonable detail the nature and timing of those consequences.

TELUS Rights Plan

      TELUS adopted the Rights Plan in March 2000 and issued one right (a “Series A Right”) in respect of each Common Share outstanding as at such date and issued one right (a “Series B Right”) in respect of each Non-Voting Share outstanding as of such date. The Rights Plan has a term of 10 years subject to shareholder confirmation every three years. The Rights Plan was amended and confirmed as amended by the shareholders in 2003 and will again require confirmation in 2006. Each Series A Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 34.2% or more of the voting shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e., at a 50% discount). Each Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 34.2% or more of the voting shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Non-Voting Shares for $160 (i.e., at a 50% discount).

CERTAIN TAX CONSIDERATIONS FOR U.S. SHAREHOLDERS

      The following discussion generally summarizes certain material Canadian and U.S. federal income tax considerations of the acquisition, ownership and disposition of Offered Shares purchased pursuant to this short form prospectus by certain U.S. purchasers referred to below. This discussion is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not take into account Canadian provincial or territorial tax laws, U.S. state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. Except as described below, the following is based upon the tax laws of Canada and the United States as in effect on the date of this short form prospectus, which are subject to change with possible retroactive effect. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

Canadian Federal Income Tax Considerations

      The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a U.S. Resident who acquires Offered Shares pursuant to this short form prospectus. As used in this summary of Canadian federal income tax considerations, the term “U.S. Resident” means a beneficial owner of Offered Shares who, at all relevant times: (A) for the purposes of the Income Tax Act (Canada) (i) is not, has not been and will not be or be deemed to be, resident in Canada, (ii) deals at arm’s length with the Corporation and the Underwriters, (iii) is not affiliated with the Corporation or the Underwriters, (iv) holds the Offered Shares as capital property, (v) does not use or hold (and has never used or held) the Offered Shares in a business carried on in Canada, (vi) in respect of whom the Offered Shares are not “designated insurance property” and are not effectively connected with an insurance business carried on in Canada; and in addition (B) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Convention”), is at all relevant times a resident of the United States.

      This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder, all specific proposals to amend the Income Tax Act (Canada) and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date of this short form prospectus, the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof, and the Convention. This summary is not exhaustive of all potential Canadian tax consequences to a U.S. Resident and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practice of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account any provincial, territorial or foreign tax considerations.

Taxation of Dividends on Offered Shares

      Under the Income Tax Act (Canada), dividends (including deemed dividends) on Offered Shares paid or credited to a non-resident of Canada will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of the Convention. Under the Convention, a U.S. Resident that is the beneficial owner of the dividends will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the Convention, dividends may be exempt from Canadian withholding tax if paid to certain U.S. Residents that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Offered Shares

      A U.S. Resident will not be subject to tax under the Income Tax Act (Canada) in respect of any capital gain realized by such U.S. Resident on a disposition or deemed disposition of the Offered Shares unless the Offered Shares constitute “taxable Canadian property”, as defined in the Income Tax Act (Canada), of the U.S. Resident at the time of disposition and the holder is not entitled to relief under the Convention. As long as the Offered Shares are at the time of disposition listed on a prescribed stock exchange, which currently includes the TSX and the NYSE, the Offered Shares generally will not constitute taxable Canadian property of a U.S. Resident, unless at any time during the 60-month period immediately preceding the disposition, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length within the meaning of the Income Tax Act (Canada), or the U.S. Resident together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company’s capital stock. Notwithstanding the foregoing, in certain circumstances set out in the Income Tax Act (Canada), the Offered Shares could be deemed to be taxable Canadian property. U.S. Residents whose Offered Shares are taxable Canadian property should consult their own tax advisors.

United States Federal Income Tax Considerations

      The following is a summary of United States federal income tax consequences of the purchase, ownership, and disposition of Offered Shares by an investor who purchases Offered Shares pursuant to this prospectus and who is a “U.S. Holder” as defined below. This summary is based upon existing United States federal tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal taxation that may be important to particular U.S. Holders in light of their individual investment circumstances, such as Offered Shares held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, persons subject to the alternative minimum tax, tax-exempt organizations, persons that have a “functional currency” other than the United States dollar, United States expatriates, and partnerships and partners therein) or to persons that will hold the Offered Shares as a part of a straddle, hedge, conversion, or synthetic security transaction for United States federal income tax purposes or to persons who own, directly or indirectly, more than 10% of the voting shares of the Corporation, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. This summary assumes that investors will hold their Offered Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). Prospective investors are urged to consult their tax advisors regarding the United States federal income and other tax consequences of purchasing, owning, and disposing of the Offered Shares, as well as any tax consequences that may arise under the laws of any state, local, non-United States or other taxing jurisdiction.

      For purposes of this summary, a “U.S. Holder” is:

•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created in or organized under the law of the United States, any state thereof or the District of Columbia;

•	an estate that is subject to United States federal income taxation without regard to the source of its income; or

•	a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and elected to continue to be so treated.

Distributions

      Distributions made with respect to the Offered Shares, to the extent paid out of current or accumulated earnings and profits of the Corporation (as determined in accordance with United States federal income tax principles), other than certain pro rata distributions of Offered Shares, will be treated as dividends. The amount of a distribution will include any amounts of Canadian tax withheld with respect to such distribution. Such dividends will generally constitute foreign source passive income for foreign tax credit purposes. Distributions in excess of current or accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s basis in the Offered Shares with respect to which such distributions are made and then as capital gain.

      Dividends received by U.S. Holders that are corporations (or other entitles taxable as corporations) will not be entitled to a dividends received deduction. Dividends with respect to the Offered Shares received by individuals in taxable years beginning before January 1, 2009, that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the Offered Shares with respect to which such dividends are paid are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid with respect to the Offered Shares generally will be qualified dividend income.

      Dividends paid in Canadian dollars will be included in a U.S. Holder’s income in a United States dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into United States dollars. If the dividend is converted into United States dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder who converts a foreign currency distribution subsequent to its receipt may have foreign currency gain or loss based on any appreciation or deprecation in the value of the foreign currency against the United States dollar, which would generally be United States source ordinary income or loss.

      Canadian taxes withheld from dividends paid with respect to the Offered Shares will be creditable against a U.S. Holder’s United States federal income tax liability, subject to applicable limitations that may vary depending upon such holder’s circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such Canadian taxes in computing its taxable income, subject to generally applicable limitations under United States law. Prospective U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that may limit their ability to make effective use of foreign tax credits.

Dispositions

      Gain or loss realized on the sale, exchange, or other disposition of Offered Shares by a U.S. Holder will be taxable as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held such Offered Shares for more than one year. Capital gain of an individual U.S. Holder that is recognized before January 1, 2009, will generally be taxed at a maximum rate of 15% where such holder has a holding period greater than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the Offered Shares sold, exchanged, or otherwise disposed of and the amount realized on such sale, exchange, or other disposition. Such gain or loss will generally be United States source gain or loss for foreign tax credit purposes.

      If a U.S. Holder sells, exchanges, or otherwise disposes of Offered Shares and receives Canadian dollars in exchange therefor, changes in the value of the United States dollar and the Canadian dollar between the date of sale, exchange, or other disposition and the date of settlement can affect the income tax consequences to the U.S. Holder. A U.S. Holder that receives foreign currency, including Canadian dollars, upon the sale, exchange, or other disposition of Offered Shares and converts the foreign currency into United States dollars subsequent to receipt of such foreign currency may have foreign exchange gain or loss based upon any appreciation or deprecation in the value of the foreign currency against the United States dollar, which would generally be United States source ordinary income or loss.

Passive Foreign Investment Company Rules

      If during any taxable year of a non-United States corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average quarterly value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average quarterly value of all the corporation’s assets, the corporation will be treated as a “passive foreign investment company” or PFIC, under United States federal income tax law. If the Corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability and form filing requirements upon the sale, exchange, or other disposition of Offered Shares or upon the receipt of certain dividends paid with respect to Offered Shares, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the Corporation’s income, whether or not such income is distributed in the form of dividends, or makes a “mark-to-market” election with respect to the Corporation’s stock as permitted by the Code. Moreover, dividends on the Offered Shares would no longer be “qualified dividend income” subject to preferential rates of United States federal income tax, as described above. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information Reporting and Backup Withholding

      Information reporting requirements will apply to dividends paid with respect to the Offered Shares and the proceeds received on the sale, exchange, or other disposition of the Offered Shares paid within the United States (and, in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a backup withholding tax at a current rate of 28% may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

DOCUMENTS INCORPORATED BY REFERENCE

      Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Legal Services and General Counsel and Corporate Secretary of TELUS at 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 (telephone 604.697.8029). For the purpose of the Province of Québec, this simplified short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained on request without charge from the Vice-President, Legal Services and General Counsel and Corporate Secretary of TELUS at the above-mentioned address and telephone number. Copies of these documents are available on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com.

      In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, TELUS is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by TELUS in accordance with such requirements, can be inspected and copied at the public reference room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, Room 1024. Copies of such material can also be obtained by mail at prescribed rates by writing to the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549. Information on the operation of the public reference room can be obtained by calling the SEC at 1-800-SEC-0330. In addition, such materials are also available to the public on the SEC’s web site at http://www.sec.gov. The Non-Voting Shares are listed on the NYSE, and reports and other information concerning TELUS can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.

      The following documents of TELUS, which have been filed with the securities commissions or other similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the annual information form of the Corporation dated April 30, 2004 for the year ended December 31, 2003;

(b)	the consolidated financial statements of the Corporation as at and for the years ended December 31, 2003 and 2002, together with the report of the auditors thereon and the notes thereto;

(c)	the management’s discussion and analysis of financial results for the year ended December 31, 2003 (the “Annual MD&A”);

(d)	the information circular dated as of March 18, 2004, prepared in connection with the Corporation’s annual general meeting held on May 5, 2004, except the sections entitled “Mandate and Report of the Human Resources and Compensation Committee”, “Report on Executive Compensation”, “Performance Graph” and “Appendix A”;

(e)	the unaudited interim consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2004;

(f)	management’s discussion and analysis of financial results for the period ended September 30, 2004 (the “Interim MD&A”);

(g)	the material change report of the Corporation dated May 20, 2004;

(h)	the Form 6-K of the Corporation dated November 30, 2004; and

(i)	the “Risk and Uncertainties” sections of the management’s discussion and analysis for the three month period ended March 31, 2004 and the three month and six month periods ended June 30, 2004.

      Any documents of the types referred to above (excluding confidential material change reports) filed by TELUS pursuant to the requirements of applicable securities legislation after the date of this short form prospectus and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

LEGAL MATTERS

      Certain legal matters relating to the Offered Shares will be passed upon by Blake, Cassels & Graydon LLP, Toronto, Ontario and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York on behalf of the Corporation, by Stikeman Elliott LLP, Toronto, Ontario on behalf of the Selling Shareholder, and by Osler, Hoskin & Harcourt LLP, Toronto, Ontario and by Davis Polk & Wardwell, New York, New York on behalf of the Underwriters. The partners and associates of each of such law firms as a group beneficially owns, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

      The Auditors for the Corporation are Deloitte & Touche LLP, Chartered Accountants, 2800 — 1055 Dunsmuir Street, Four Bentall Centre, Vancouver, British Columbia, V7X 1P4.

      The registrar and transfer agent for the Common Shares and the Non-Voting Shares is Computershare Trust Company of Canada at its principal office in the City of Calgary.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the United States Securities and Exchange Commission as part of the Registration Statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Deloitte & Touche, LLP; Form F-X of the Corporation and powers of attorney.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

Indemnification

      Sections 160 to 163 of the Business Corporations Act (British Columbia) (successor to the Company Act (British Columbia)) provide as follows:

      160 Subject to section 163, a company may do one or both of the following:

(a)	indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable;

(b)	after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

      161 Subject to section 163, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party

(a)	has not been reimbursed for those expenses, and

(b)	is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

      162 (1) Subject to section 163 and subsection (2) of this section, a company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

(2)	A company must not make the payments referred to in subsection (1) unless the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the eligible party will repay the amounts advanced.

      163 (1) A company must not indemnify an eligible party under section 160 (a) or pay the expenses of an eligible party under section 160 (b), 161 or 162 if any of the following circumstances apply:

(a)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(d)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

      (2) If an eligible proceeding is brought against an eligible party by or on behalf of the company or by or on behalf of an associated corporation, the company must not do either of the following:

(a)	indemnify the eligible party under section 160 (a) in respect of the proceeding;

(b)	pay the expenses of the eligible party under section 160 (b), 161 or 162 in respect of the proceeding.

      Article 19 of the Articles of the Registrant provides as follows:

      “Indemnity and Protection of Directors, Officers and Employees

      19.1     Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors shall cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or her or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he or she is or they are made a party by reason of his or her being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

      19.2     Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he or she is also a Director) and his or her heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or her or them and resulting from his or her acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he or she shall not be a full time employee of the Company and notwithstanding that he or she is also a Director) and his or her respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or her or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

      19.3     The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he or she is entitled under this Part.

      19.4     The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his or her heirs or personal representatives against any liability incurred by him or her as such Director, director, officer, employee or agent.”

      The Corporation carries liability insurance which provides for officers and directors of the Corporation and its subsidiaries, subject to a deductible for executive indemnification. The policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from violations of, or the enforcement of, pollutant laws and regulations, except for certain defense costs and derivative actions.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Exhibits

Exhibit No.		Description

4.1	**	Annual Information Form of the Corporation dated April 30, 2004 (incorporated by reference to the Corporation’s Form 40-F filed on May 3, 2004)
4.2	**	Consolidated Financial Statements of the Corporation, including the notes thereto, as at and for the years ended December 31, 2003 and 2002, together with the auditors’ report thereon dated February 2, 2004, except as to Note 16(c), which is as of February 12, 2004 (incorporated by reference to the Corporation’s Form 40-F filed on May 3, 2004)
4.3	**	Management’s Discussion and Analysis of Financial Results of the Corporation for the year ended December 31, 2003 (incorporated by reference to the Corporation’s Form 40-F filed on May 3, 2004)
4.4	**	Information Circular of the Corporation as of March 18, 2004, prepared in connection with the Corporation’s annual general meeting held on May 5, 2004, except the sections entitled “Mandate and Report of the Human Resources and Compensation Committee,” “Report on Executive Compensation,” “Performance Graph” and “Appendix A” (incorporated by reference to the Corporation’s Form 40-F filed on May 3, 2004)
4.5	**	Unaudited Interim Consolidated Financial Statements of the Corporation as at and for the three and nine month periods ended September 30, 2004 (incorporated by reference to the Corporation’s Form 6-K filed on November 1, 2004)
4.6	**	Management’s Discussion and Analysis of Financial Results of the Corporation for the period ended September 30, 2004 (incorporated by reference to the Corporation’s Form 6-K filed on November 1, 2004)
4.7	**	“Risk and Uncertainty” sections of Management’s Discussion and Analysis of Financial Results of the Corporation for the three months ended March 31, 2004 and the three and six month periods ended June 30, 2004 (incorporated by reference to the Corporation’s Forms 6-K filed on May 7, 2004 and August 10, 2004, respectively)
4.8	**	Supplemental United States GAAP Disclosures for the three-month and nine-month periods ended September 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003 and 2002, and the report of the auditors thereon (incorporated by reference to the Corporation’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on November 30, 2004)
4.9	*	Material Change Report of the Corporation dated May 20, 2004 with respect to the Corporation’s announcement of a takeover bid for all outstanding publicly traded shares and warrants of Microcell Telecommunications Inc.
5.1	*	Consent of Deloitte & Touche, LLP
6	*	Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-10)

*	Filed herewith.

**	Incorporated by reference.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission Staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process.

      Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

      Any change to the name or address of the agent for service of the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Province of British Columbia, Country of Canada, on this 30th day of November, 2004.

TELUS CORPORATION

By:	/s/ DARREN ENTWISTLE

Name: Darren Entwistle
Title: President and Chief Executive Officer

By:	/s/ ROBERT G. MCFARLANE

Name: Robert G. McFarlane

Title:	Executive Vice-President and Chief Financial Officer

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POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned officers, directors, and Authorized Representative in the United States of TELUS Corporation hereby constitutes and appoints Darren Entwistle, Robert G. McFarlane and Audrey T. Ho, or any of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file any and all documents relating to this registration statement, including any and all amendments, exhibits and supplements thereto, with any regulatory authority, granting unto the said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 30th day of November, 2004.

Name	Title	Date

/s/ DARREN ENTWISTLE Darren Entwistle	Director, President and Chief Executive Officer (Principal Executive Officer)	November 30, 2004

/s/ ROBERT G. MCFARLANE Robert G. McFarlane	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 30, 2004

/s/ BRIAN A. CANFIELD Brian A. Canfield	Chairman	November 30, 2004

/s/ R.H. (DICK) AUCHINLECK R.H. (Dick) Auchinleck	Director	November 30, 2004

/s/ R. JOHN BUTLER R. John Butler	Director	November 30, 2004

/s/ A. CHARLES BAILLIE A. Charles Baillie	Director	November 30, 2004

/s/ MICHELINE BOUCHARD Micheline Bouchard	Director	November 30, 2004

/s/ JOHN S. LACEY John S. Lacey	Director	November 30, 2004

/s/ BRIAN F. MACNEILL Brian F. MacNeill	Director	November 30, 2004

/s/ JOHN J. LACK John J. Lack	Director	November 30, 2004

/s/ DANIEL C. PETRI Daniel C. Petri	Director	November 30, 2004

/s/ RONALD P. TRIFFO Ronald P. Triffo	Director	November 30, 2004

/s/ DONALD WOODLEY Donald Woodley	Director	November 30, 2004

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AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the authorized representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of TELUS Corporation in the United States, in the State of Delaware, Country of the United States of America, on the 30th day of November, 2004.

/s/ DONALD J. PUGLISI

Name: Donald J. Puglisi

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EXHIBIT INDEX

Exhibit No.		Description

4.1	**	Annual Information Form of the Corporation dated April 30, 2004 (incorporated by reference to the Corporation’s Form 40-F filed on May 3, 2004)
4.2	**	Consolidated Financial Statements of the Corporation, including the notes thereto, as at and for the years ended December 31, 2003 and 2002, together with the auditors’ report thereon dated February 2, 2004, except as to Note 16(c), which is as of February 12, 2004 (incorporated by reference to the Corporation’s Form 40-F filed on May 3, 2004)
4.3	**	Management’s Discussion and Analysis of Financial Results of the Corporation for the year ended December 31, 2003 (incorporated by reference to the Corporation’s Form 40-F filed on May 3, 2004)
4.4	**	Information Circular of the Corporation as of March 18, 2004, prepared in connection with the Corporation’s annual general meeting held on May 5, 2004, except the sections entitled “Mandate and Report of the Human Resources and Compensation Committee,” “Report on Executive Compensation,” “Performance Graph” and “Appendix A” (incorporated by reference to the Corporation’s Form 40-F filed on May 3, 2004)
4.5	**	Unaudited Interim Consolidated Financial Statements of the Corporation as at and for the three and nine month periods ended September 30, 2004 (incorporated by reference to the Corporation’s Form 6-K filed on November 1, 2004)
4.6	**	Management’s Discussion and Analysis of Financial Results of the Corporation for the period ended September 30, 2004 (incorporated by reference to the Corporation’s Form 6-K filed on November 1, 2004)
4.7	**	“Risk and Uncertainty” sections of Management’s Discussion and Analysis of Financial Results of the Corporation for the three months ended March 31, 2004 and the three and six month periods ended June 30, 2004 (incorporated by reference to the Corporation’s Forms 6-K filed on May 7, 2004 and August 10, 2004, respectively)
4.8	**	Supplemental United States GAAP Disclosures for the three-month and nine-month periods ended September 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003 and 2002, and the report of the auditors thereon (incorporated by reference to the Corporation’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on November 30, 2004)
4.9	*	Material Change Report of the Corporation dated May 20, 2004 with respect to the Corporation’s announcement of a takeover bid for all outstanding publicly traded shares and warrants of Microcell Telecommunications Inc.
5.1	*	Consent of Deloitte & Touche, LLP
6	*	Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-10)

*	Filed herewith.

**	Incorporated by reference.

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